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                              June 3, 2024

       Brandon Hetzel
       Chief Financial Officer
       Sunrise Realty Trust, Inc.
       525 Okeechobee Blvd, Suite 1650
       West Palm Beach, FL 33401

                                                        Re: Sunrise Realty
Trust, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12B
                                                            Filed May 20, 2024
                                                            File No. 001-41971

       Dear Brandon Hetzel:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 10, 2024 letter.

       Amended Exhibit 99.1 to Amendment No. 2 to Registration Statement on Form 10-12B filed
       May 20, 2024

       General

   1. Please provide a description of the assets within each category of assets described in the
                                                        Information Statement
and in your response to prior comment 3 (   Asset Categories,
                                                        which, for the
avoidance of doubt, include real estate assets, senior mortgage loans, mezzanine loans, whole
loans, B-notes, commercial mortgage backed securities, and debt-
                                                        like preferred equity
securities).
   2. Your response to prior comment 3 states that certain Asset Categories will be considered
                                                        Real Estate-Related
Assets if they are not considered Qualifying Interests (as such terms are defined in your
response to prior comment 3). Please (i) confirm whether the company intends to invest in
any assets that are unrelated to real estate and (ii) provide a detailed
 Brandon Hetzel
FirstName  LastNameBrandon   Hetzel
Sunrise Realty Trust, Inc.
Comapany
June 3, 2024NameSunrise Realty Trust, Inc.
June 3,
Page 2 2024 Page 2
FirstName LastName
         legal analysis for each relevant category that provides support for the position that, when such assets are not considered Qualifying Interests, they are Real Estate-Related Assets, rather than assets that are not related to real estate.
3.       With respect to the Asset Category of    Senior Mortgage Loans,
please provide a detailed
         legal analysis supporting your position that senior mortgage loans and senior participation
         notes in mortgage loans should be treated as    Qualifying Interests
 when the company or
         its subsidiary also owns a majority interest in the B-Note. Please include citations to any relevant Commission statements or other applicable precedent.
4.       With respect to the Asset Category of    B-Notes,    please provide a
detailed legal analysis
         confirming whether the B-note investments which the company intends to treat as
            Qualifying Interests    will exhibit each of the following
characteristics:
             The B-Note is a participation interest in a mortgage loan that is fully secured by real property;
             The company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that the company's returns on the B-Note are based on such payments;
             The company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
             The company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and In the event that the loan becomes non-performing, the company as
B-Note holder
             has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a)
             appoint the special servicer to manage the resolution of the loan;
(b) advise, direct or
             approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan. In your response, please address the role and appointment of the operating adviser and how that impacts the ability of the company to treat a B-Note as a Qualifying Interest under applicable Commission statements or other applicable precedent.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brandon Hetzel
Sunrise Realty Trust, Inc.
June 3, 2024
Page 3

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameBrandon Hetzel
                                                         Division of
Corporation Finance
Comapany NameSunrise Realty Trust, Inc.
                                                         Office of Real Estate
& Construction
June 3, 2024 Page 3
cc:       Jeeho M. Lee
FirstName LastName